SECURITIE 15026253 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38672

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2014 (MM/DD/YY) AND ENDING 3/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Bailard Fund Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Tower Lane, Suite 1900
(No. and Street)

Foster City	California	94404
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sonya Thadhani (650) 571-5800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name - if individual, state last, first, middle name)

One Market, Landmark, Suite 620	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

6/2/15

OATH OR AFFIRMATION

I, Sonya Thadhani, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Bailard Fund Services, Inc.** (the "Company"), as of March 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

A Notary Public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

S Thadhani
Signature

Treasurer
Title

State of California
County of San Mateo

Subscribed and sworn to (or affirmed) before me on this 27th day of May, 2015, by Sonya Thadhani, personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JEFFREY J. SAN GABRIEL
Commission # 2012217
Notary Public - California
San Mateo County
My Comm. Expires Mar 15, 2017

Signature [signature]

Bailard Fund Services, Inc.

(A Wholly Owned Subsidiary of Bailard, Inc.)

(SEC. I.D. No. 8-38672)

Financial Statements and Supplemental Information for the Year Ended March 31, 2015, and Independent Auditors' Report

Filed pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

TABLE OF CONTENTS

This report * contains (check all applicable boxes):

* *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Bailard Fund Services, Inc.
(a wholly owned subsidiary of Bailard, Inc.)

We have audited the accompanying statement of financial condition of Bailard Fund Services, Inc. (the "Company") as of March 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bailard Fund Services, Inc. as of March 31, 2015 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in supplemental schedule (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

San Francisco, California
May 20, 2015

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2015

ASSETS

CASH	$	93,768
PREPAID EXPENSES		24,967
TOTAL	$	118,735

LIABILITIES AND STOCKHOLDER'S EQUITY

DUE TO BAILARD, INC.—NET	$	29,906
DEFERRED TAX LIABILITY		9,945
Total liabilities		39,851
STOCKHOLDER'S EQUITY:		
Common stock, no par value—authorized, 1,000,000 shares; issued and outstanding, 600,000 shares		1,152,500
Accumulated deficit		(1,073,616)
Total stockholder's equity		78,884
TOTAL	$	118,735

See Accompanying Notes to Financial Statements

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31, 2015

REVENUE—Interest income	$ 15
OPERATING EXPENSES:	
Registration fees	25,200
General and administrative	132,000
Consulting and other	24,834
Total operating expenses	182,034
LOSS BEFORE INCOME TAXES	(182,019)
INCOME TAX BENEFIT	72,778
NET LOSS	$ (109,241)

See Accompanying Notes to Financial Statements

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED MARCH 31, 2015

	Common Stock		Accumulated	
	Shares	Amount	Deficit	Total
BALANCE—March 31, 2014	600,000	$ 1,052,500	$ (964,375)	$ 88,125
Capital Contribution	-	100,000	-	100,000
Net loss	-	-	(109,241)	(109,241)
BALANCE—March 31, 2015	600,000	$ 1,152,500	$ (1,073,616)	$ 78,884

See Accompanying Notes to Financial Statements

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (109,241)
Changes in assets and liabilities:	
Prepaid expenses	(1,052)
Deferred tax liability	419
Due to Bailard, Inc.—net	(61,372)
Net cash used in operating activities	(171,246)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital Contribution from the Parent	100,000
NET DECREASE IN CASH	(71,246)
CASH —Beginning of year	165,014
CASH —End of year	$ 93,768

See Accompanying Notes to Financial Statements

1. ORGANIZATION

Bailard Fund Services, Inc. (the "Company") was incorporated on September 4, 1987 and is a wholly owned subsidiary of Bailard, Inc. (the "Parent"). The Parent is a wholly owned subsidiary of BB&K Holdings, Inc. ("BB&K Holdings"). The Company is organized for the principal purpose of engaging in broker/dealer activities to facilitate the distribution of capital shares of the investment funds sponsored by the Parent. The Company is registered as a broker/dealer with the Securities and Exchange Commission, FINRA, and various states. The Company has a distribution agreement with the Parent to distribute the investment funds sponsored by the Parent. The Company does not handle or maintain securities in its physical possession nor does it maintain customer accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Cash—The Company maintains its cash in a money market fund. The Company has not experienced any losses in such account.

Revenue Recognition—Placement fees arise from the sale of limited liability company interests in certain investment products managed by the Parent and are recognized upon closing of the sale. During the year ended March 31, 2015, the Company did not earn any placement fees.

Income Taxes—The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Income tax benefit consists of current and deferred amounts. Deferred tax expenses or benefits arise from recognition of income and expenses in different years in the financial statements and tax returns. The Company is included in the consolidated U.S. federal and the combined states of California and Massachusetts income tax returns of BB&K Holdings. The Company's income tax benefit is computed on a separate-company basis using the tax rate of the consolidated filing entity.

Management evaluates the recognition and measurement of any uncertain tax positions taken on the Company's income tax returns in the current year as well as in all past years that are still open to examination by tax authorities. Based on its analysis, management believes that there are no material uncertain tax positions taken in the current year and in all prior years open to examination. With few exceptions, the Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for fiscal tax years ending before April 1, 2010.

3. INDEMNIFICATION

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown. The Company has no current claims or losses pursuant to such contracts.

4. RELATED PARTY TRANSACTIONS AND CONSIDERATIONS

The Parent provides various business services and advances certain operating expenditures on the Company's behalf, including use of office space and managerial time and payment of registration fees and subscriptions, pursuant to a service agreement effective February 21, 2012, under which the Company reimburses the Parent for such expenditures. The financial statements are not indicative of the conditions that would have existed or the results of operations if the Company had been operated as an entity unaffiliated with the Parent.

The Company has a history of net losses and is not expected to be profitable in the foreseeable future. The Parent intends to continue to support the Company's operations. Accordingly, the accompanying financial statements have been prepared assuming the Company will continue as a going concern.

The amount reported as due to Bailard, Inc. – net in the accompanying statement of financial condition consists of amounts owed to the Parent as reimbursement for operating expenditures and is net of an amount receivable from the Parent in connection with an income tax benefit (see Note 5).

5. INCOME TAXES

The income tax benefit consists of the following:

Current:	
Federal	$ (57,014)
State	(16,183)
Total current	(73,197)
Deferred:	
Federal	326
State	93
Total deferred	419
Total income tax benefit	$ (72,778)

The Company's income tax benefit for the year ended March 31, 2015 differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate of 34%, primarily due to state taxes of 8.84%.

During the year ended March 31, 2015, the Company recorded a $72,778 current income tax benefit and a corresponding amount receivable from its Parent, which is shown net of the amount payable to its Parent on the accompanying statement of financial condition.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2015, the Company had net capital of $52,042, which was $47,042 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.77 to 1.

* * * * * *

SUPPLEMENTAL INFORMATION

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
MARCH 31, 2015

COMPUTATION OF NET CAPITAL:		
Stockholder's equity (from statement of financial condition)		$ 78,884
Nonallowable assets—prepaid expenses		(24,967)
Net capital before haircut on securities positions		53,917
Haircuts on Securities - Money Market Funds		(1,875)
NET CAPITAL		$ 52,042
AGGREGATE INDEBTEDNESS—Total liabilities (from statement of financial condition)		$ 39,851
COMPUTATION OF NET CAPITAL REQUIREMENT:		
Net capital requirement (6-2/3% of aggregate indebtedness)	**(A)**	2,657
Minimum dollar net capital requirement	**(B)**	$ 5,000
Net capital requirement (greater of (A) or (B))		$ 5,000
Excess net capital (net capital, less net capital requirement)		$ 47,042
Net capital less 120% of minimum dollar net capital requirement		$ 46,042
Ratio: Aggregate indebtedness to net capital		0.77 to 1

No material differences exist between the above information and the computation included in the Company's unaudited FOCUS Report filing, as filed on April 22, 2015, as of March 31, 2015.

BAILARD FUND SERVICES, INC.
(A Wholly Owned Subsidiary of Bailard, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
MARCH 31, 2015

The Company claims exemption from Rule 15c3-3 under subparagraph (k)(2)(i).

The Company has complied with the exemptive provisions of SEC Rule 15c3-3.

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Bailard Fund Services, Inc.
(a wholly owned subsidiary of Bailard, Inc.)

We have reviewed management's statements, included in the accompanying Bailard Fund Services, Inc. Exemption Report, in which (1) Bailard Fund Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

San Francisco, CA
May 20, 2015

BAILARD FUND SERVICES, INC.'S EXEMPTION REPORT

Bailard Fund Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Bailard Fund Services, Inc.

I, Sonya Thadhani, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: S Thadhani

Treasurer

May 20, 2015